UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For April 2024

Commission File No. 001-41772

ESGL Holdings Limited

101 Tuas South Avenue 2

Singapore 637226

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Information Contained in this Form 6-K Report

On October 24, 2023, ESGL Holdings Limited (the “Company”) received notification letters dated October 24, 2023, from the Staff of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that (i) the minimum bid price per share was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Rule”), and (ii) the Company’s Minimum Market Value of Publicly Held Shares (“MVPHS”) was less than $5,000,000 for the last 30 consecutive business days prior to the date of the notification letter, which does not meet the requirement for continued listing set forth in Nasdaq Listing Rule 5450(b)(1)(C) (the “MVPHS Rule”). In accordance with Nasdaq Listing Rule 5810(c)(3)(A) and 5810(c)(3)(D), Nasdaq provided the Company with 180 calendar days, or until April 22, 2024 (the “Compliance Period”), to regain compliance with the Minimum Bid Price Rule and the MVPHS Rule.

The Company did not regain compliance with the Minimum Bid Price Rule or the MVPHS Rule by April 22, 2024, the end of the Compliance Period. Accordingly, on April 19, 2024, the Company applied to transfer the Company’s securities to the Nasdaq Capital Market (the “Capital Market”) by submitting an on-line transfer application and paying a non-refundable $5,000 application fee to Nasdaq. The Company also provided written notice to Nasdaq of its intention to cure the deficiency during the second 180-day compliance period, if granted, including by effecting a reverse stock split, if necessary. Although the Company believes it satisfies the continued listing requirement for market value of publicly held shares and all other initial listing standards of the Capital Market, with the exception of the bid price requirement, there can be no assurance Nasdaq would grant the Company’s request for continued listing on the Capital Market. If Nasdaq does not grant the Company’s request for continued listing on the Capital Market and delists our securities from trading, we could face significant consequences.

The Company’s securities will continue to trade uninterrupted on Nasdaq until Nasdaq makes a determination with respect to the Company’s transfer application to the Capital Market.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ESGL Holdings Limited

	By:	/s/ Ho Shian Ching
	Name:	Ho Shian Ching
	Title:	Chief Financial Officer

Dated: April 24, 2024